Exhibit 99.1

Obsidian Energy Announces Third Quarter 2024 Results

• Higher third quarter funds flow from operations of $124.7 million ($1.64 per share)
– a 34 percent increase over the third quarter of 2023 on a per share basis

• 2024 average production expected to be at the top end of guidance range

• Robust Clearwater exploration/appraisal drilling results at West Dawson establishes new development field

CALGARY, October 31, 2024 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report our operating and financial results for the third quarter of 2024.

Three months ended September 30			Nine months ended September 30
2024		2023	2024	2023
FINANCIAL[1] (millions, except per share amounts)
Cash flow from operating activities	110.3	95.3	246.9	235.0
Basic per share ($/share)[2]	1.45	1.18	3.23	2.89
Diluted per share ($/share)[2]	1.40	1.15	3.10	2.82
Funds flow from operations[3]	124.7	98.9	324.3	280.6
Basic per share ($/share)[4]	1.64	1.22	4.24	3.45
Diluted per share ($/share)[4]	1.58	1.19	4.07	3.37
Net income	33.2	24.8	82.2	73.7
Basic per share ($/share)	0.44	0.31	1.07	0.91
Diluted per share ($/share)	0.42	0.30	1.03	0.89
Capital expenditures	85.5	45.9	259.0	192.5
Property acquisitions, net	-	0.5	84.9	0.6
Decommissioning expenditures	6.3	5.3	20.4	18.9
Long-term debt	342.1	230.7	342.1	230.7
Net debt[3]	413.6	294.3	413.6	294.3

OPERATIONS
Daily Production
Light oil (bbl/d)	13,722	12,452	13,528	12,590
Heavy oil (bbl/d)	10,624	6,260	8,142	5,952
NGL (bbl/d)	3,148	2,708	3,043	2,606
Natural gas (mmcf/d)	73	69	71	67
Total production[5] (boe/d)	39,714	32,937	36,587	32,376
Average sales price[2,6]
Light oil ($/bbl)	100.09	109.56	100.94	102.67
Heavy oil ($/bbl)	73.73	80.14	71.78	62.44
NGLs ($/bbl)	48.92	49.71	49.38	53.21
Natural gas ($/mcf)	0.86	2.65	1.51	3.09

Netback ($/boe)
Sales price	59.77	66.29	60.34	62.13
Risk management gain	2.16	0.96	1.56	1.25
Net sales price	61.93	67.25	61.90	63.38
Royalties	(7.77)	(8.93)	(7.73)	(8.23)
Net operating costs[4]	(13.74)	(13.60)	(13.82)	(14.40)
Transportation	(4.19)	(3.69)	(4.10)	(3.41)
Netback[4] ($/boe)	36.23	41.03	36.25	37.34
(1)
We adhere to generally accepted accounting principles (“GAAP”); however, we also employ certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations (“FFO”), net debt, netback and net operating costs. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. Readers should not consider non-GAAP and other financial measures to be more meaningful than GAAP measures, which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.
(2)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(4)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(5)
Please refer to the "Oil and Gas Information Advisory" section below for information regarding the term "boe".
(6)
Before realized risk management gains/(losses).

Detailed information can be found in Obsidian Energy's interim consolidated financial statements and management's discussion and analysis ("MD&A") as at and for the three and nine-month periods ended September 30, 2024 on our website at www.obsidianenergy.com, which will also be filed on SEDAR+ and EDGAR in due course.

THIRD quarter 2024 overview

Obsidian Energy continued to increase average production quarter-over-quarter as we successfully executed on our growth plan in 2024. Third quarter average production grew by 21 percent to 39,714 boe/d from 32,937 boe/d in the third quarter of 2023 due to the Company's active development program and strong drilling results. In September, average production reached over 40,000 boe/d, of which our Peace River area comprised approximately 12,000 boe/d. The production increase was mainly driven by the 64 (52.0 net) wells brought on production during the first nine months of 2024: 47 (46.3 net) operated wells and 17 (5.6 net) non-operated wells.

The growth in production lead to higher revenues, and FFO of $124.7 million ($1.64 per share basic), a 26 percent increase (34 percent on a per share basis) compared to $98.9 million ($1.22 per share basic) in 2023. Third quarter 2024 revenues were partially offset by a 10 percent reduction in our average sales price (prior to hedging gains) from lower commodity prices. Obsidian Energy also continued our share buyback program with the normal course issuer bid (“NCIB”) during the third quarter, resulting in the repurchase and cancellation of 1.0 million shares for $9.3 million (at an average of $9.18 per share). In total, the Company has repurchased and cancelled a total of 8.0 million common shares for total consideration of $75.9 million from the inception of the NCIB in 2023 to the end of the third quarter of 2024. Obsidian Energy has since repurchased and cancelled an additional 0.8 million shares for consideration of $6.5 million from October 1 to 30, 2024.

“We’re excited with the strong results realized in 2024 from our development programs in our heavy and light oil assets,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “New development volumes continue to be at or above our expectations, allowing us to reach a milestone for the Company of over 40,000 boe/d in average production in September. Given the success with our Clearwater and Bluesky formation drilling, we anticipate our heavy oil assets to exit 2024 at over 13,000 boe/d with further growth expected through to spring break-up in 2025. Additionally, our progress in delineating our Peace River asset continues as shown by our exceptional Bluesky well results at Harmon Valley South (“HVS”) and the discovery of a new Clearwater development area at West Dawson. Our activities at West Dawson provided strong initial production rates and numerous follow-up locations that we intend to develop in 2025. At this juncture, we are comfortably ahead of our initial 3-year plan forecast. Lastly, during the fourth quarter we will commence the appraisal of our recently acquired Peavine and Gift Lake properties in Peace River.”

2024 THIRD Quarter Corporate Highlights

•
Strong Funds Flow – The Company generated FFO of $124.7 million ($1.64 per share basic) compared to $98.9 million ($1.22 per share basic) in the third quarter of 2023, primarily due to higher production revenues with increased production levels from our active development program and strong drilling results. Lower commodity prices partially offset FFO in 2024.
•
Capital Development Growth – Third quarter 2024 capital expenditures were $85.5 million (2023 – $45.9 million), while decommissioning expenditures totaled $6.3 million (2023 – $5.3 million). Capital expenditures largely focused on accelerated development drilling activities in Peace River and drilling and completing wells in Pembina (Cardium).
•
Maintained Operating Costs – Net operating costs were inline on a boe basis at $13.74 per boe in the third quarter of 2024 compared to $13.60 per boe in 2023 and $13.83 per boe in the second quarter of 2024. On an absolute basis, total operating costs increased on both a quarterly and year-to-date basis in 2024 due to the impact of higher production levels and increased trucking costs from our expanded Peace River operations.
•
Lower G&A Costs – General and administrative (“G&A”) costs decreased to $1.37 per boe in the third quarter of 2024 compared to $1.51 per boe in 2023. Increased staffing levels to execute our growth plan in 2024 was more than offset by production additions, which led to the decrease on a per boe basis.
•
Net Debt – Net debt levels increased to $413.6 million at September 30, 2024, compared to $330.2 million at December 31, 2023, but decreased from $432.5 million at June 30, 2024. The increase in 2024 was mainly due to the funding of our Peace River acquisition that closed in June.
o
In October, we increased our syndicated credit facility (the “Credit Facility”) to $300.0 million from $260.0 million with the addition of a new lender to the Company’s banking syndicate. We used the increase in our Credit Facility to reduce the amount outstanding on our Term Loan to $10 million.
•
Active Share Buyback Program – In the third quarter of 2024, a total of 1.0 million shares were repurchased and cancelled under the Company’s NCIB for $9.3 million (at an average of $9.18 per share).
o
From October 1 to 30, we repurchased and cancelled an additional 0.8 million common shares at an average price of $8.28 per share for total consideration of approximately $6.5 million.
•
Net Income – Net income for the third quarter of 2024 was $33.2 million ($0.44 per share basic) compared to $24.8 million ($0.31 per share basic) for the same period in 2023 due to the Company's higher revenues from increased production in 2024.

2024 THIRD QUARTER CAPITAL program & HIGHLIGHTS

The Company remained active during the third quarter of 2024 with several initiatives to further develop and explore/appraise new and existing fields in our portfolio, further solidifying the growth potential and future value of our assets, particularly in our Peace River area. With four drilling rigs in operation, we had a strong start to our second half capital program that yielded results generally at or above expectations. Third quarter 2024 focused on accelerated development at both our Peace River Bluesky and Clearwater development fields, drilling in our Pembina (Cardium) area, successfully testing new drilling plans in our Bluesky HVS and facility designs in our Walrus fields in Peace River. Capital program highlights for the third quarter of 2024 were as follows:

•
Optimized Fourth Quarter 2024 Capital Program – The Company optimized our fourth quarter 2024 drilling program with the addition of three Clearwater development wells in the Peavine area and two exploration/appraisal wells at Gift Lake in Peace River, and an initial delineation well targeting the Belly River formation in Willesden Green. Considering the volatility in commodity prices and market uncertainty due to global factors, we adjusted our 2024 capital program by postponing our fourth quarter light oil program (excluding the accelerated Willesden Green Belly River well) to reallocate a portion of capital to incremental share buybacks and further debt reduction.
•
Achieved Encouraging Initial Well Results – New wells on production over the third quarter of 2024 continued to provide strong initial production (“IP”) results above our internal expectations, including:
o
Peace River (Clearwater):
▪
Dawson – The Dawson Clearwater field continues to provide robust production results above our expectations, averaging ~2,200 boe/d (100 percent oil) during the quarter as new production was brought online:
•
The two (2.0 net) wells at the Dawson 12-33 Pad were placed onstream in early September and produced at a gross average 30-day IP rate of 217 boe/d (100 percent oil) per well.
▪
West Dawson – We drilled two (2.0 net) exploration/appraisal wells at the Dawson
9-21 Pad as a western step-out to our current producing Dawson development field. On production in early October, the wells exceeded production expectations with a gross average 24-day IP rate of 269 boe/d (100 percent oil) per well. With a higher-quality oil (API of approximately 16O), the West Dawson trend is expected to generate a higher netback compared to our existing Bluesky and Clearwater fields. We have initially identified over 25 follow-up locations in proximity to the 9-21 Pad to further develop this new Clearwater development field.
▪
Peavine and Gift Lake (Acquired Lands) – We begun our first development activity on the lands acquired as part of our June 2024 acquisition.
•
Peavine: Two of three (3.0 net) 2024 Clearwater development wells at the Peavine 8-13 Pad in the Peavine Metis Settlement area were rig-released and the third well spud by the end of October. All wells are expected on production in late November.
•
Gift Lake: We began construction on the Gift Lake 4-15 and 13-33 Pads within the Gift Lake Metis Settlement area in October in preparation to drill two (2.0 net) exploration/appraisal wells in late 2024.
o
Peace River (Bluesky):
▪
HVS – Our HVS field continued to provide production results at the top end of our expectations.
•
HVS 13-18 Pad – The one (1.0 net) well produced at a gross average 30-day IP rate of 503 boe/d (100 percent oil) during the quarter.
•
HVS 13-08 Pad – One of the two (2.0 net) wells planned for the pad was placed onstream and produced at a gross average 30-day IP rate of 448 boe/d (100 percent oil). The second well is expected to be spud in December 2024.
•
HVS 8-28 Pad – The two (2.0 net) wells drilled in our second half 2024 program at this four-well pad were rig released during the quarter and are now on production. Initial results are encouraging as the wells continue to clean up.
▪
Walrus – As we develop and further appraise our Walrus field, we continue to refine our technical knowledge of the area, giving us the ability to better delineate the thickest pay and more productive areas in preparation for follow-up locations from existing and future pads.
•
6-20 and 7-21 Pads – Two (2.0 net) wells from the second half 2024 program were brought onstream in the third quarter from the new future multi-well pads at the 6-20 and 7-21 locations and produced at gross average 30-day IP rates of 225 boe/d (100 percent oil) and 86 boe/d (100 percent oil), respectively.

The 7-21 well produced at 132 boe/d over the last 30 days after the pump size was increased during cleanup operations. Both wells were equipped with additional surface facility tanks to accommodate increased total fluid production, resulting in increased production rates after installation.
•
15-01 Pad – We are currently drilling the four (4.0 net) wells at this pad, which was equipped with increased fluid handling facilities.
▪
Cadotte – All three (3.0 net) wells at the Cadotte 13-15 Pad have now been rig released (two in the third quarter) with production expected onstream in November.
o
Pembina (Cardium):
▪
16-36 Pad – Two (2.0 net) were drilled and placed on production with a gross average 30-day IP rate of 468 boe/d (80 percent oil) per well.
▪
8-01 Pad – Two (2.0 net) wells were placed on production in late September and are producing at a gross average 30-day IP rate of 347 boe/d (91 percent oil) per well.
▪
12-19 Pad – We rig released the remaining two (2.0 net) wells in our second half program at this pad, which is expected to be brought on stream in November.
▪
Pembina Cardium Unit 11 (~45 percent working interest) – All nine (4.0 net) producing wells in this non-operated program were on production in the quarter and achieved a gross average 30-day IP rate of 350 boe/d per well.
o
Willesden Green (Belly River) – We began drilling our initial delineation well targeting the Belly River formation in October. Added as part of our optimized fourth quarter 2024 capital program, the well is expected to be on production by the end of 2024.
•
Completed Turnaround Maintenance Activities – We completed six planned facility turnaround projects in addition to waterflood, optimization and integrity projects across our properties during the third quarter, which will aid future operations and development. As a major part of this activity, we completed the Bigoray 6-28 battery, gas plant and field battery turnarounds in our Pembina (Cardium) area in September, completing our 2024 turnaround program.

2024 WELLS RIG RELEASED AND ON PRODUCTION

A total of 52 (51.4 net) operated wells were rig released (including five oilsands exploration wells) and 47 (46.4 net) wells were brought on production since the beginning of 2024. Of this, 18 (18.0 net) wells were rig released and 14 (14.0 net) wells were placed on production during the third quarter. The breakdown of our operated capital program wells for the first nine months of 2024 as well as our planned wells to be rig released in the fourth quarter 2024 are as follows:

	Q1 – Q3 Gross (Net) Wells		Rig Released Gross (Net) Wells
	Rig Released	On Production	Q4E	2024E
DEVELOPMENT WELLS
Heavy Oil Assets
Peace River (Bluesky)	16 (16.0)	13 (13.0)	8 (8.0)	24 (24.0)
Peace River (Clearwater)	10 (10.0)	10 (10.0)	3 (3.0)	13 (13.0)
Light Oil Assets
Willesden Green (Cardium/Belly River)	8 (7.7)	11 (10.7)	1 (1.0)	9 (8.7)
Pembina (Cardium)	9 (8.7)	11 (10.7)	1 (1.0)[2]	10 (9.7)
	43 (42.4)	45 (44.4)[1]	13 (13.0)	56 (55.4)
EXPLORATION/APPRAISAL WELLS
Peace River (Clearwater)	4 (4.0)	2 (2.0)	2 (2.0)	6 (6.0)
Peace River (OSE)	5 (5.0)	-	-	5 (5.0)
	9 (9.0)	2 (2.0)	2 (2.0)	11 (11.0)

TOTAL OPERATED WELLS	52 (51.4)	47 (46.4)[1]	15 (15.0)	67 (66.4)

(1)
Excluding injection or disposal wells. Wells on production in 2024 include seven (7.0 net) wells rig released in 2023 that came on production in the first quarter of 2024. In total, Obsidian Energy expects to have 61 (60.4 net) wells on production by the end of 2024.
(2)
Pembina well spud in the third quarter prior to the postponement of the fourth quarter 2024 light oil capital program.

Obsidian Energy also participated in 18 non-operated (6.3 net) wells in 2024, two (0.9 net) of which were water injection wells. At present, Obsidian Energy has three drilling rigs operating in our Peace River area and one in our Willesden Green area to complete the remainder of our 2024 capital program.

HEDGING UPDATE

Our hedging strategy led to a realized gain of $15.6 million in the first nine months of 2024, primarily related to our natural gas contracts. The following contracts are currently in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price ($/bbl)
WTI Swap	October 2024	11,500	US$74.85
WCS Differential	January – December 2025	5,250	($19.48)

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Percentage Hedged[1]	Swap Price ($/mcf)
AECO Swap	October 2024	43,365	61%	$2.52
AECO Swap	November 2024 – March 2025	14,929	21%	$3.74
AECO Swap	April – October 2025	11,374	16%	$2.24
AECO Collars	November 2024 – March 2025	4,976	7%	$3.43 - $4.11
AECO Collars	April – October 2025	1,896	3%	$2.11 - $2.64
(1)
Based on 2024E natural gas production of 70.6 mmcf/d.

Electricity Contracts

Type	Remaining Term	Volume (MWh/d)	Swap Price ($/MWh)
Power Swaps	October - December 2024	144 MWh/d	$92.83

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation in due course on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The Company's interim consolidated financial statements and MD&A as at and for three and nine months ended September 30, 2024, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section "Non-GAAP and Other Financial Measures" in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and free cash flow (“FCF”). These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and nine months ended September 30, 2024, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

Non-GAAP Financial Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for three and nine months ended September 30, 2024, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and nine months ended September 30, 2024, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO and FCF

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Cash flow from operating activities	$110.3	$95.3	$246.9	$235.0
Change in non-cash working capital	6.1	(3.6)	49.2	16.7
Decommissioning expenditures	6.3	5.3	20.4	18.9
Onerous office lease settlements	2.2	2.2	6.7	6.7
Settlement of restricted share units	-	0.1	-	4.7
Deferred financing costs	(0.6)	(0.6)	(1.8)	(1.7)
Transaction costs	-	-	1.4	-
Other expenses[1]	0.4	0.2	1.5	0.3
Funds flow from operations	124.7	98.9	324.3	280.6
Capital expenditures	(85.5)	(45.9)	(259.0)	(192.5)
Decommissioning expenditures	(6.3)	(5.3)	(20.4)	(18.9)
Free cash flow	$32.9	$47.7	$44.9	$69.2
(1)
Excludes the non-cash portion of restructuring and other expenses.

Netback to Sales Price

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Sales price	$218.5	$200.9	$605.0	$549.2
Risk management gain (loss)	7.8	2.9	15.6	11.0
Net sales price	226.3	203.8	620.6	560.2
Royalties	(28.4)	(27.1)	(77.5)	(72.8)
Net operating costs	(49.8)	(41.2)	(41.1)	(127.2)
Transportation	(15.3)	(11.2)	(138.1)	(30.2)
Netback	$132.8	$124.3	$363.9	$330.0

Net Operating Costs to Operating Costs

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Operating costs	$54.3	$46.7	$152.7	$143.1
Less processing fees	(2.7)	(3.4)	(9.5)	(10.7)
Less road use recoveries	(2.3)	(2.1)	(6.1)	(5.2)
Realized power risk management loss	0.5	-	1.0	-
Net operating costs	$49.8	$41.2	$138.1	$127.2

Net Debt to Long-Term Debt

	As at
	September 30
(millions)	2024	2023
Long-term debt
Syndicated credit facility	$189.5	$118.0
Senior unsecured notes	114.2	118.4
Term loan	42.5	-
Unamortized discount of senior unsecured notes	(1.2)	(1.8)
Deferred financing costs	(2.9)	(3.9)
Total	342.1	230.7

Working capital deficiency
Cash	(0.9)	(0.9)
Accounts receivable	(87.8)	(82.7)
Prepaid expenses and other	(17.3)	(16.3)
Accounts payable and accrued liabilities	177.5	163.5
Total	71.5	63.6

Net debt	$413.6	$294.3

ABBREVIATIONS

Oil		Natural Gas
API	American Petroleum Institute	AECO	Alberta benchmark price for natural gas
bbl	barrel or barrels	GJ	gigajoule
bbl/d	barrels per day	mcf	thousand cubic feet
boe	barrel of oil equivalent	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend
WTI	West Texas Intermediate	Electricity
WCS	Western Canadian Select	MWh	Megawatt hour
		MWh/d	Megawatt hour per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will file the interim consolidated financial statements and MD&A on our website, SEDAR+ and EDGAR in due course; our intention to commence the appraisal of acquired properties in Peace River in the fourth quarter; that we expect our guidance to be at the top end of our guidance range; our expected heavy oil production exit rate for 2024 and further growth to 2025 spring break-up; our expected fourth quarter capital program and intended use of cash flow generated for debt repayment and NCIB purchases; our expectations for netbacks in certain fields; our development locations and potential follow-up locations; our expectations for timing for drilling, rig release and on-production and onstream dates; our expectations in the Walrus field; how we expect our turnaround project to aid future operations and development; our hedges; and our expectations for an updated corporate presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders including our ability to return capital to shareholders and/or further reduce debt levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our term loan and senior unsecured notes on maturity or pursuant to the terms of the underlying agreements; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our 3-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholder and/or reduce our debt levels to the extent anticipated or at all); the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events (such as the COVID-19 pandemic), and the responses of governments and the public to any pandemic, including the risk of energy demand destruction; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our term loan and/or senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our term loan and/or senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities, term loan and/or senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the repurchase offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding, drought (which could limit our access to the water we require for our operations or extreme warm weather in the spring or summer); the inability to access our properties due to blockades or other activism; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to a regional and/or global pandemic and/or the influence of public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com